Registration No. 333-119498

As Filed with the Securities and Exchange Commission on October 15, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                             MECHEL STEEL GROUP OAO
   (Exact name of issuer of deposited securities as specified in its charter)

                               Russian Federation
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                      Deutsche Bank Trust Company Americas
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-1905
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19715
                                 +1-302-738-6680
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
        Anna Goldin, Esq.                      Joseph Ferraro, Esq.
      Latham & Watkins LLP                      Mark Banovich, Esq.
        Ulitsa Gasheka, 7             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
    Ducat Place II, Suite 900             5 Nikitsky Pereulok, 6th Floor
Moscow 123056 Russian Federation         Moscow 125009 Russian Federation
       +7-095-785-1234                            +7-095-737-5000

It is proposed that this filing become effective under Rule 466:  |_| immediately upon filing.
                                                                  |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                         Calculation of Registration Fee

-----------------------------------------------------------------------------------------------
Title of Each Class of   Amount to be    Proposed Maximum  Proposed Maximum     Amount of
   Securities to be       Registered     Aggregate Price      Aggregate      Registration Fee
      Registered                            Per Unit*      Offering Price*
-----------------------------------------------------------------------------------------------
American Depositary
Shares ("ADSs")        100,000,000 ADSs       $0.05           $5,000,000        $633.50**
evidenced by American
Depositary Receipts,
each ADS representing
three ordinary
shares, nominal value
10 rubles per share,
of Mechel Steel Group
OAO.
-----------------------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the registration fee.
Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
** All of which was paid in connection with the initial filing of the Registration Statement with the Commission.

-----------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Annex A to the Deposit Agreement previously filed as Exhibit (a) to the initial filing of the Registration Statement with the Commission, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                              Cross Reference Sheet

                                                     Location in Form of American Depositary
Item, Number and Caption                             Receipt Previously Filed as Prospectus
------------------------                             --------------------------------------
1.    Name and address of Depositary                 Introductory Paragraph

2.    Title of American Depositary Receipts and      Face of American Depositary Receipt, before
      identity of deposited securities               Introductory Paragraph

      Terms of Deposit:

      (i)    The amount of deposited securities      Face of American Depositary Receipt, upper
             represented by one unit of American     right corner
             Depositary Receipts

      (ii)   The procedure for voting, if any,       Paragraphs 15 and 16
             the deposited securities

      (iii)  The collection and distribution of      Paragraphs 12, 14 and 15
             dividends

      (iv)   The transmission of notices, reports    Paragraphs 11, 15 and 16
             and proxy soliciting material

      (v)    The sale or exercise of rights          Paragraph 13

      (vi)   The deposit or sale of securities       Paragraphs 12, 15 and 17
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or                 Paragraphs 19, 20 and 21
             termination of the Deposit
             Agreement


                                       -2-



      (viii) Rights of holders of American           Paragraph 11
             Depositary Receipts to inspect the
             transfer books of the Depositary
             and the list of holders of American
             Depositary Receipts

      (ix)   Restrictions upon the right to          Paragraphs 2, 3, 4, 6, and 8
             transfer, deposit or withdraw the
             underlying securities

      (x)    Limitation upon the liability of the    Paragraphs 13, 18, 24 and 25
             Depositary

3.    Fees and Charges                               Paragraph 7

Item 2. AVAILABLE INFORMATION

                                                     Location in Form of American Depositary
Item, Number and Caption                             Receipt Previously Filed as Prospectus
------------------------                             ---------------------------------------

Statement that Mechel Steel Group OAO is             Paragraph 11
subject to the periodic reporting
requirements of the Securities Exchange
Act of 1934 and, accordingly, files certain
reports with the Commission, and that such
reports can be inspected by holders of
American Depositary Receipts and copied at
public reference facilities maintained by
the Commission in Washington, D.C.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a) Agreement. Deposit Agreement, dated as of July 27, 2004, among Mechel Steel Group OAO (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. - Previously filed.

        (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

        (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

        (d) Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

        (e)    Certification under Rule 466. - Not Applicable.

               Powers of Attorney for certain directors of the Company. - Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Company.

        (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on October 14, 2004.

                                           For and on behalf of the
                                           legal entity created by the
                                           agreement for the issuance
                                           of American Depositary
                                           Receipts for shares of
                                           Mechel Steel Group OAO:

                                           Deutsche Bank Trust Company Americas,
                                           As Depositary


                                           By:    /s/ Mike R. Hughes
                                              --------------------------
                                              Name:   Mike R. Hughes
                                              Title:  Director


                                           By:   /s/ Jeff Margolick
                                              --------------------------
                                              Name:   Jeff Margolick
                                              Title:  Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on October 14, 2004.


                                           MECHEL STEEL GROUP OAO



                                           By:     /s/ Vladimir F. Iorich
                                              ----------------------------------
                                              Name:  Vladimir F. Iorich
                                              Title: Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on October 14, 2004.


               *                          Chairman
-------------------------------
        Igor V. Zyuzin

     /s/ Vladimir F. Iorich          Director and Chief
-------------------------------      Executive Officer
      Vladimir F. Iorich


               *                          Director
-------------------------------
     Alexey G. Ivanushkin


               *
-------------------------------           Director
      Serafim V. Kolpakov


               *                          Director
-------------------------------
   Alexander E. Yevtushenko


               *                          Director
-------------------------------
    Valentin V. Proskurnya


               *                   Chief Financial Officer
-------------------------------
     Svetlana V. Ardentova

               *                      Chief Accountant
-------------------------------
       Tatiana Kalyadina

               *                      Authorized U.S.
-------------------------------        Representative
     Puglisi & Associates


* Signed by Vladimir F. Iorich pursuant to Powers of Attorney in the Registration Statement filed on October 4, 2004.



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vladimir F. Iorich as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments and any registration statement pursuant to Rule 462(b)) to the Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                                       Director
-------------------------------
        Sir Andrew Wood


                                       Director
-------------------------------
         Roger L. Gale


                                       Director
-------------------------------
       Arthur D. Johnson

                                   INDEX TO EXHIBITS

Exhibit                                                           Sequentially
Number                                                           Numbered Page
------                                                           -------------

      (a) Deposit Agreement                                     Previously filed

      (d) Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel to the Depositary, as to the legality of the securities to be registered